Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-206993

$400,000,000

2.125% Senior Notes Due 2020

SUMMARY OF TERMS

Security:	2.125% Senior Notes due 2020

Issuer:	Edison International (EIX)

Principal Amount:	$400,000,000

Expected Ratings of Securities*:	A3 / BBB / A- (Moody’s / S&P / Fitch)

Trade Date:	March 22, 2017

Settlement Date:	March 29, 2017 (T+5)

Maturity Date:	April 15, 2020

Benchmark US Treasury:	1.625% due March 15, 2020

Benchmark US Treasury Price:	100-09 3⁄4

Benchmark US Treasury Yield:	1.520%

Spread to Benchmark US Treasury:	T + 62.5 basis points

Reoffer Yield:	2.145%

Coupon:	2.125% per annum

Coupon Payment Dates:	April 15 and October 15

First Coupon Payment Date:	October 15, 2017

Public Offering Price:	99.941% of Principal Amount

Optional Redemption:	Callable at any time, in whole or in part, at a “make whole” premium of T + 10 basis points.

CUSIP/ISIN:	281020 AK3 / US281020AK32

Joint Book-Running Managers:	Barclays Capital Inc. (“Barclays”) Wells Fargo Securities, LLC (“Wells Fargo Securities”)

Co-Managers:	BNP Paribas Securities Corp. PNC Capital Markets LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays at 1-888-603-5847 or Wells Fargo Securities at 1-800-645-3751.